UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Floor 25, No. 36 Middle Wanjiali Road

Xiyingmeng Commercial Plaza

Yuhua District, Changsha City, China 410014

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement

Share Purchase Agreement

On September 28, 2019, Urban Tea, Inc. (“MYT” or the “Company”) entered into a Share Purchase Agreement (“SPA”) with Ming Yun Tang (Shanghai) Tea Co., Ltd. (“WFOE”), Hunan 39 PU Tea Co., Ltd. (“39 Pu”) and certain shareholders of 39 Pu, who collectively hold 51% equity interest of 39 Pu (the “39 Pu Shareholders”). 39 Pu is a dark tea enterprise integrating tea distribution, product research and development, and tea cultural heritage projects based in Hunan, China.

Consideration

Pursuant to the SPA, the Company shall deliver to the 39 Pu Shareholders total consideration of US$7.2 million (“Total Consideration”), of which US$3.00 million shall be paid in cash (“Cash Consideration”) and US$4.2 million shall be paid in ordinary shares, no par value (“Ordinary Shares”), of the Company, at a price of US$0.30 per share, for a total of 14,000,000 Ordinary Shares (“Share Consideration”), in exchange for 39 Pu and 39 Pu Shareholders to enter into VIE Agreements (the “VIE Agreements”) with WFOE. The VIE Agreements are designed to provide WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the majority equity holder of 39 Pu, including absolute rights to control the management, operations, assets, property and revenue of 39 Pu. 39 Pu has the necessary license to carry out the tea business in China.

At the closing of the SPA (the “Closing”), the Company shall make the initial payment of US$2.4 million in immediately available cash and issue 10,000,000 Ordinary Shares. The remaining portion of the Cash Consideration of $0.6 million and Share Consideration of 4,000,000 Ordinary Shares will be delivered according to the earn-out payment based on the financial performance of 39 Pu in its next fiscal year.

Representations and Warranties

The SPA contains customary representations and warranties of 39 Pu and 39 Pu Shareholders, including, among other things, (a) the good standing of the parties under the laws of the jurisdiction under which they are organized, (b) the individual authority for each of the parties to execute and deliver the SPA, (c) the accuracy of 39 Pu’s financial records, (d) the absence of any undisclosed material adverse changes, and (e) the absence of legal proceedings that relate to the completion of the transaction contemplated by the SPA.

Conditions to Closing and Deliverables

The SPA is subject to various conditions to Closing, including, among other things, (a) Nasdaq approval of the listing of the Share Consideration, (b) the delivery of the duly executed VIE Agreements, and (c) the Company’s receipt of a fairness opinion from Viewtrade Securities, Inc., an independent valuation firm engaged by the Company.

The foregoing description of the SPA does not purport to be complete and is qualified in its entirety by reference to the complete text of the SPA, which is filed hereto as Exhibit 99.1

Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Form of Share Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: October 1, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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